--------------------------------------------------------------------------------

                     SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                SCHEDULE TO
                                (RULE 13e-4)
        TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
                    THE SECURITIES EXCHANGE ACT OF 1934
                             (Amendment No. 1)

                              SPX CORPORATION
                     (Name of Subject Company (Issuer))

                              SPX CORPORATION
    (Names of Filing Persons (identifying status as offeror, issuer or other person))

  LIQUID YIELD OPTION(TM) NOTES DUE FEBRUARY 6, 2021 (ZERO COUPON-SENIOR)
                       (Title of Class of Securities)

                        784635 AC 8 AND 784635 AD 6
                   (CUSIP Numbers of Class of Securities)

                            Kevin L. Lilly, Esq.
                     Vice President and General Counsel
                              SPX Corporation
                      13515 Ballantyne Corporate Place
                      Charlotte, North Carolina 28277
                               (704) 752-4400
               (Name, address, and telephone number of person
 authorized to receive notices and communications on behalf of filing persons)

                              with copies to:

   Stuart Gelfond, Esq.                   Brian R. Webb, Esq.
   Fried, Frank, Harris, Shriver &        Assistant General Counsel,
     Jacobson LLP                           SEC/Corporate Governance
   One New York Plaza                     SPX Corporation
   New York, NY 10004                     13515 Ballantyne Corporate Place
   (212) 859-8000                         Charlotte, North Carolina 28277
                                          (704) 752-4400

                             -----------------

                         CALCULATION OF FILING FEE

Transaction Valuation*: $660,336,231.12     Amount of Filing Fee**: $70,655.98

* Calculated solely for purposes of determining the filing fee. The purchase price of the Liquid Yield Option(TM) Notes due February 6, 2021 (Zero Coupon-Senior), as described herein, is $663.86 per $1,000 principal amount at maturity outstanding. As of January 6, 2006, there was approximately $994,692,000 in aggregate principal amount at maturity outstanding, resulting in an aggregate maximum purchase price of $660,336,231.12.
** The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $107.00 for each $1,000,000 of the value of the transaction.

|X| CHECK THE BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

Amount Previously Paid:           $70,655.98                          Filing Party:        SPX Corporation
Form or Registration No.:         Schedule TO (File No. 005-16002)    Date Filed:          January 6, 2006



|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

|_| third-party tender offer subject to   |_| going-private transaction subject
    Rule 14d-1.                               to Rule 13e-3.
|X| issuer tender offer subject to        |_| amendment to Schedule 13D under
    Rule 13e-4.                               Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

--------------------------------------------------------------------------------

                           INTRODUCTORY STATEMENT

     SPX Corporation, a Delaware corporation (the "Company"), hereby amends its Tender Offer Statement on Schedule TO-I originally filed on January 6, 2006 ("Schedule TO-I") with respect to the offer by the Company to purchase the Liquid Yield OptionTM Notes due February 6, 2021 (Zero Coupon-Senior) issued by the Company on February 6, 2001 (the "Securities"), upon the terms and subject to the conditions set forth in the Indenture (as defined below), the Company Notice, dated January 6, 2006, as amended January 25, 2006 (the "Company Notice"), the Securities and the related offer materials filed as Exhibits (a)(1)(B) to (d)(1) to this Schedule TO-I (which Company Notice and related offer materials, as amended or supplemented from time to time, collectively constitute the "Option"). The Securities were issued pursuant to an Indenture, dated as of February 6, 2001, between the Company and JPMorgan Chase Bank, N.A., formerly known as The Chase Manhattan Bank, as Trustee (the "Trustee") (the "Indenture").

ITEM 12. EXHIBITS.

Item 12 of the Schedule TO-I is hereby amended to amend the following exhibits:

(a)(1)(A) Company Notice to Holders of SPX Corporation Liquid Yield Option(TM) Notes due February 6, 2021 (Zero Coupon-Senior), dated January 6, 2006, as amended January 25, 2006.

(a)(1)(B) Form of Purchase Notice dated January 6, 2006, as amended January 25, 2006.

(a)(1)(C) Form of Notice of Withdrawal dated January 6, 2006, as amended January 25, 2006.

                                 SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No.1 to the Schedule TO-I is true, complete and correct.

                                   SPX CORPORATION


                                   By:      /s/  Patrick J. O'Leary
                                            ---------------------------------
                                   Name:    Patrick J. O'Leary
                                   Title:   Vice President Finance, Treasurer
                                            and Chief Financial Officer

Dated: January 25, 2006

                               EXHIBIT INDEX

Exhibit No.                                 Description
------------------  ------------------------------------------------------------
(a)(1)(A)           Company Notice to Holders of SPX Corporation Liquid
                    Yield Option(TM) Notes due February 6, 2021 (Zero Coupon-Senior), dated January 6, 2006, as amended
                    January 25, 2006.
(a)(1)(B) Form of Purchase Notice dated January 6, 2006, as amended January 25, 2006.
(a)(1)(C) Form of Notice of Withdrawal dated January 6, 2006, as amended January 25, 2006.
(a)(1)(D)           Form W-9. *
(a)(5)(A)           Press Release issued by SPX Corporation on January 6,
                    2006. *
(b)                 Not applicable.
(d)(1) Indenture, dated as of February 6, 2001, between SPX Corporation and JPMorgan Chase Bank, N.A., formerly known as The Chase Manhattan Bank, incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-3 (File No. 333-56364), as filed with the Securities and Exchange Commission on February
                    28, 2001.
(g)                 Not applicable.
(h)                 Not applicable.

* Previously filed as an exhibit to the Schedule TO-I filed on January 6, 2006.